NATIONAL

HOLDINGS CORPORATION

410 Park Avenue, 14th Floor, New York, NY 10022, Phone 212-417-8210, Fax 212-417-8010

January 12, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Assistant Director

Re: Post Effective Amendment to Form S-1 for National Holdings Corporation
(File Nos. 333-187191 and 333-191622)

Dear Ms. Hayes:

National Holdings Corporation (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

●

should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NATIONAL HOLDINGS CORPORATION By:/s/ Alan Levin Name: Alan Levin Title: Chief Financial Officer

cc:	Michael Seaman, United States Securities and Exchange Commission
Mark D. Klein, Co-Executive Chairman and Chief Executive Officer, National Holdings Corporation
James Kaplan, Esq., Troutman Sanders LLP Joseph Walsh, Esq., Troutman Sanders LLP

NATIONAL

HOLDINGS CORPORATION

410 Park Avenue, 14th Floor, New York, NY 10022, Phone 212-417-8210, Fax 212-417-8010

 January 12, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Assistant Director

Re: Post Effective Amendment to Form S-1 for National Holdings Corporation
(File Nos. 333-187191 and 333-191622)

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to February 13, 2014, at 12:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours, NATIONAL HOLDINGS CORPORATION By:/s/ Alan Levin Name: Alan Levin Title: Chief Financial Officer

cc:	Michael Seaman, United States Securities and Exchange Commission
Mark D. Klein, Co-Executive Chairman and Chief Executive Officer, National Holdings Corporation
James Kaplan, Esq., Troutman Sanders LLP Joseph Walsh, Esq., Troutman Sanders LLP